Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

Alumis Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.0001 par value per share. References herein to the terms the “company,” “we,” “our,” and “us” refer to Alumis Inc.

The following description summarizes the most important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, and relevant provisions of Delaware General Corporation Law (“DGCL”). The descriptions herein are summaries qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, copies of which have been incorporated by reference as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.1 is a part, as well as the relevant provisions of DGCL.

Our authorized capital stock consists of 492,815,092 shares of common stock, $0.0001 par value per share, 7,184,908 shares of non-voting common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock and Non-Voting Common Stock

Voting Rights and Conversion Rights

The holders of our common stock are entitled to one vote per share of common stock on any matter that is submitted to a vote of our stockholders, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors. Additionally, holders of our common stock have no conversion rights, while holders of our non-voting common stock have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 4.99% of any class of our securities registered under the Exchange Act, unless otherwise as expressly provided for in our amended and restated certificate of incorporation. However, the beneficial ownership limitation may be increased to any other percentage designated by such holder of non-voting common stock upon 61 days’ notice to us or decreased at any time. Holders of our non-voting common stock are also permitted to make certain transfers of non-voting common stock to non-affiliates upon which, such transferred shares could be immediately converted into shares of our common stock. Shares of our non-voting common stock are not otherwise subject to automatic or mandatory conversion for any reason.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors for our common stock. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders holding shares of common stock, with the directors in the other classes continuing for the remainder of their respective three-year terms. The affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, and other than the voting rights and conversion rights stated above, all shares of common stock and non-voting common stock have the same rights and privileges and rank equally, share ratably, and are identical in all respects for all matters, including those described below.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock and non-voting common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Liquidation Rights. On our liquidation, dissolution, or winding-up, the holders of common stock and non-voting common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No Preemptive or Similar Rights

The holders of our shares of common stock and non-voting common stock are not entitled to preemptive rights, and are not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock or non-voting common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock and non-voting common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and non-voting common stock and the voting and other rights of the holders of our common stock and non-voting common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides certain holders of shares of our common stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended (the “Securities Act”), as set forth below. These shares are referred to as registrable securities. This amended and restated investors’ rights agreement was entered into in March 2024. The registration of shares of our common stock (including shares of common stock issuable upon conversion of non-voting common stock) pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the closing of our initial public offering.

Demand Registration Rights

The holders of the registrable securities are entitled to certain demand registration rights. The holders of 40% of these shares (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $20.0 million) may request that we register all or a portion of their shares. We are not required to effect more than one registration statement which is declared or ordered effective.

Piggyback Registration Rights

The holders of the registrable securities are entitled to certain demand registration rights. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

The holders of the registrable securities are entitled to certain Form S-3 registration rights. Holders of 20% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock are able to elect all of our directors. Our amended and restated certificate of incorporation and our amended and restated bylaws provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer or president. Our amended and restated bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms.

The foregoing provisions make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for a breach of fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against a defendant to such complaint. The choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For the avoidance of doubt, these provisions are intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “ALMS.” Our non-voting common stock is not listed on any securities exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, Floor 23, New York, NY 10005.